(As filed with the Securities and Exchange Commission on August 1, 2003)

                                                               File No. 70-10130

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 Amendment No. 1
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Progress Energy, Inc.
               Carolina Power & Light Company and its subsidiaries
           North Carolina Natural Gas Corporation and its subsidiaries
                      Progress Energy Service Company, LLC
                       Strategic Resource Solutions Corp.
               Progress Energy Solutions, Inc. and its subsidiary
                       Progress Real Estate Holdings, Inc.
                     PV Holdings, Inc. and its subsidiaries
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                          Florida Progress Corporation
                            Florida Power Corporation
              Progress Capital Holdings, Inc. and its subsidiaries
                      Florida Progress Funding Corporation
                                  FPC Del, Inc.
                               One Progress Plaza
                          St. Petersburg, Florida 33701

                  (Names of companies filing this statement and
                   addresses of principal executive offices)
              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                  William D. Johnson, Executive Vice President,
                          General Counsel and Secretary
                              Progress Energy, Inc.
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)
            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

     Steven Carr, Esq.                       William T. Baker, Jr., Esq
     Associate General Counsel               Thelen Reid & Priest LLP
     Progress Energy Service Company, LLC    875 Third Avenue
     410 South Wilmington Street             New York, New York  10022
     Raleigh, North Carolina  27602

                                TABLE OF CONTENTS


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION...................................1

         1.1  INTRODUCTION.....................................................1

         1.2  PRIOR ORDERS AFFECTED BY THIS PROCEEDING.........................3

         1.3  CAPITAL STRUCTURE OF PROGRESS ENERGY.............................7

         1.4  SUMMARY OF REQUESTED APPROVALS...................................8

         1.5  USE OF PROCEEDS.................................................10

         1.6  FINANCING AUTHORIZATIONS........................................11
              1.6.1  Parameters of Proposed Financing Activities..............11
                     a)  Effective Cost of Money..............................11
                     b)  Maturity.............................................11
                     c)  Issuance Expenses....................................11
                     d)  Common Equity Ratio..................................12
                     e)  Investment Grade Ratings.............................12
                     f)  Authorization Period.................................12
              1.6.2  Progress Energy External Financing.......................12
                     a)  Common Stock.........................................13
                     b)  Preferred Securities and Equity-linked Securities....14
                     c)  Long-term Debt.......................................14
                     d)  Short-term Debt......................................15
              1.6.3  Issuance of Common Stock under Stock Plans...............15
              1.6.4  Financing By Utility Subsidiaries........................17
                     a)  Short-term Debt of CP&L..............................18
                     b)  Long-term Debt of NCNG...............................18
              1.6.5  Financing by Nonutility Subsidiaries.....................18

         1.7  GUARANTEES......................................................19
              1.7.1  Progress Energy Guarantees...............................19
              1.7.2  Nonutility Subsidiary Guarantees.........................20
              1.7.3  Guarantees Issued by Florida Progress and Its
                     Nonutility Subsidiaries..................................20

         1.8  HEDGING TRANSACTIONS............................................21
              1.8.1  Interest Rate Hedges.....................................21
              1.8.2  Anticipatory Hedges......................................21

         1.9  CONTINUATION OF MONEY POOLS.....................................22
              1.9.1  Utility Money Pool.......................................23
              1.9.2  Nonutility Money Pool....................................25
              1.9.3  Operation of the Money Pools and Administrative Matters..25
              1.9.4  Use of Proceeds..........................................25

         1.10 FINANCING SUBSIDIARIES..........................................26

         1.11 INVESTMENTS IN ENERGY-RELATED ASSETS............................26

         1.12 PAYMENT OF DIVIDENDS OUT OF CAPITAL AND UNEARNED SURPLUS........27
              1.12.1 Payment of Dividends by Progress Energy and NCNG.........27
              1.12.2 Dividends and other Payments by Nonutility Subsidiaries..28

         1.13 EXPENDITURES IN CONNECTION WITH DEVELOPMENT ACTIVITIES..........29

         1.14 TAX ALLOCATION AGREEMENT........................................29

         1.15 CERTIFICATES OF NOTIFICATION....................................30


ITEM 2.  FEES, COMMISSIONS AND EXPENSES.......................................33


ITEM 3.  APPLICABLE STATUTORY PROVISIONS......................................33

         3.1  GENERAL.........................................................33

         3.2  COMPLIANCE WITH RULES 53 AND 54.................................34


ITEM 4.  REGULATORY APPROVAL..................................................35


ITEM 5.  PROCEDURE............................................................35


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS....................................36

         A.   EXHIBITS........................................................36

         B.   FINANCIAL STATEMENTS............................................37


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS..............................38

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
          -----------------------------------

          1.1  INTRODUCTION.
               ------------

          Progress Energy, Inc. ("Progress Energy"), a North Carolina corporation, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Progress Energy owns directly all of the issued and outstanding common stock of Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc. ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina, and North Carolina Natural Gas Corporation ("NCNG"), which distributes natural gas at retail in parts of eastern and south central North Carolina; and owns indirectly through Florida Progress Corporation ("Florida Progress"), an exempt holding company, all of the issued and outstanding common stock of Florida Power Corporation d/b/a Progress Energy Florida, Inc. ("FPC"), a Florida corporation, which generates, transmits, purchases and sells electricity in parts of Florida (collectively, CP&L, FPC and NCNG are referred to as the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide electric service and natural gas or gas transportation service to approximately 2.9 million wholesale and retail customers in parts of three states.

          Progress Energy also owns 50% of the issued and outstanding shares of common stock of Eastern North Carolina Natural Gas Company ("Eastern NCNG"), a North Carolina company that has been granted a certificate of public convenience and necessity by the North Carolina Utilities Commission ("NCUC") to construct a new natural gas distribution system and provide gas service to customers in 14 counties in eastern North Carolina. In a separate proceeding (File No. 70-10115), Progress Energy is seeking authorization pursuant to Section 12(d) of the Act to sell all of the issued and outstanding common stock of NCNG and its 50% interest in the issued and outstanding common stock and 100% of the issued and outstanding preferred stock of Eastern NCNG to Piedmont Natural Gas Company. That transaction is expected to close in mid-2003.

          Progress Energy's direct nonutility subsidiaries are:

o Progress Energy Service Company, LLC ("Progress Service"), a service company subsidiary formed to provide the Utility Subsidiaries and other companies in the Progress Energy system certain management and administrative services;

o PV Holdings, Inc. ("PV Holdings"), an intermediate non-utility holding company that is engaged, through its wholly-owned subsidiary, Progress Ventures, Inc. ("Progress Ventures"), also an intermediate non-utility holding company, in the development and ownership and operation of "exempt wholesale generators" ("EWGs"), as defined in Section 32 of the Act, and "energy-related companies," as defined in Rule 58, that are engaged in synthetic fuels production;

o Strategic Resource Solutions Corp. ("SRS"), which designs, develops, installs, and provides facilities and energy management software systems and other services for educational, commercial, industrial and governmental markets nationwide; designs and manufactures advanced cogeneration energy systems for efficient on-location power generation; and designs, engineers, installs and maintains building automation systems that control heating, ventilation, air conditioning (HVAC) and lighting;

o Progress Energy Solutions, Inc. ("Progress Solutions"), an "energy-related company" within the meaning of Rule 58, which, directly and through a subsidiary, provides energy and facilities management software to enable customers to control energy usage; and

o Progress Real Estate Holdings, Inc. ("Progress Real Estate"), and intermediate non-utility subsidiary that is engaging in certain preliminary development activities relating to the potential acquisition of passive investment interests in a commercial real estate project in downtown Raleigh. This proposal is the subject of an application/declaration in File No. 70-10118.

          CP&L's nonutility subsidiaries are:

o CaroFund, Inc. and CaroHome, LLC, which hold passive investments in low-income housing projects (or in funds that invest in such projects) that qualify for federal income tax credits;

o Capitan Corporation, which holds title to land used in utility operations in Tennessee;

o Caronet, Inc. ("Caronet"), an "exempt telecommunications company" ("ETC") within the meaning of Section 34 of the Act;

o CaroFinancial Inc., which holds a receivable evidencing debt incurred by a CP&L employee stock ownership plan; and

          NCNG's nonutility subsidiaries are:

o NCNG Cardinal Pipeline Investment Corporation, which holds a minority interest in an intrastate gas pipeline company in North Carolina;

o NCNG Pine Needle Investment Corporation, which holds a minority interest in a company that owns and operates a liquefied natural gas project in North Carolina; and

o    Cape Fear Energy Corp., a gas marketer.

          Florida Progress has three direct nonutility subsidiaries, as follows:

o Progress Capital Holdings, Inc. ("Progress Capital"), which serves as the holding company for most of Florida Progress's non-utility operations, including the operations of Progress Fuels Corporation (f/k/a Electric Fuels Corporation) ("Progress Fuels") and its subsidiaries, which are engaged in, among other businesses, rail and marine transportation services and coal mining operations, and Progress Telecommunications Corporation ("Progress Telecommunications"), an ETC;

o FPC Del, Inc., which was formed to hold accounts receivable for certain of its associate companies; and

o Florida Progress Funding Corporation ("Progress Funding"), a special purpose entity that was formed in early 1999 to facilitate a quarterly income preferred securities financing transaction.

          An organization chart showing all direct and indirect subsidiaries of Progress Energy is filed herewith as Exhibit E.

          The foregoing nonutility companies and their respective subsidiaries are referred to collectively as the "Nonutility Subsidiaries." The term "Nonutility Subsidiary" also includes any nonutility company hereafter acquired or formed, directly or indirectly, by Progress Energy pursuant to authorization under the Act or an applicable exemption (including, in particular, Rule 58). The Utility Subsidiaries and the Nonutility Subsidiaries are referred to collectively as the "Subsidiaries." Progress Energy, Florida Progress and the Subsidiaries are referred to collectively as the "Applicants."(1)

          As described below, this Application/Declaration seeks to amend, modify and extend the current authorization of the Applicants to engage in external financing transactions and intrasystem financing transactions, to provide guarantees and other forms of credit support, to organize specified types of new subsidiaries, to continue to participate in money pool arrangements, to pay of dividends out of capital and unearned surplus, and to allocate consolidated income taxes in a manner that does not conform in all respects to Rule 45(c).

          1.2  PRIOR ORDERS AFFECTED BY THIS PROCEEDING.
               ----------------------------------------

          The Applicants' current authorization to engage in financing and other related transactions is set forth in an order dated December 12, 2000 (the "December 2000 Order"), as supplemented and modified by orders dated April 18, 2002 and May 5, 2003 in File No. 70-9659,(2) and orders dated September 20, 2001 and March 15, 2002 in File No. 70-9909(3) (collectively, the orders in File
Nos. 70-9659 and 70-9909 are referred to as the "Prior Orders"). Under the Prior Orders, the Applicants are authorized to engage in certain external and intrasystem financing transactions and certain other related transactions from time to time through September 30, 2003, as follows:


-------------------

(1) If the sale of NCNG to Piedmont Natural Gas Company is completed prior to September 30, 2003, NCNG and its subsidiaries will be removed as Applicants in this proceeding.

(2)  See Progress Energy, Inc., et al., Holding Co. Act Release Nos. 27297
(Dec. 12, 2000), 27522 (Apr. 18, 2002) (approving tax allocation agreement), and 27673 (May 5, 2003) (authorizing increase in limit on investments in "Energy-Related Assets").

(3) See Progress Energy, Inc., et al., Holding Co. Act Release Nos. 27440 (Sept. 20, 2001) (increasing certain financing limits under the December 2000 Order for Progress Energy and NCNG) and 27500 (Mar. 15, 2002) (authorizing further increase in limit on long-term securities and guarantees issued by Progress Energy and eliminating overall debt limitation imposed on Progress Energy under the December 2000 Order).

               (a) Progress Energy is authorized to maintain the credit arrangements, including any extensions or renewals thereof, under which it financed the cash portion of the purchase price paid in connection with its acquisition of Florida Progress in November 2000;

               (b) Progress Energy is authorized to issue and sell additional shares of its common stock and/or options, warrants or other stock purchase rights exercisable for common stock and to issue and/or purchase shares of its common stock on the open market for purposes of reissuing such shares under stock-based plans maintained for stockholders and new investors and employees, officers, and directors of Progress Energy and its Subsidiaries; and to issue and sell, directly or indirectly through one or more Financing Subsidiaries (as defined below), preferred stock or other forms of preferred securities and unsecured long-term debt securities having maturities of up to 50 years, provided that the aggregate amount of all such securities issued and outstanding at any time during the authorization period may not exceed $7.5 billion;

               (c) Progress Energy is authorized to issue and sell from time to time commercial paper, promissory notes and other forms of unsecured short-term indebtedness having maturities of one year or less in an aggregate principal amount at any time outstanding not to exceed $2.5 billion;

               (d) Progress Energy is authorized to issue guarantees and provide other forms of credit support on behalf or for the benefit of Subsidiaries in an aggregate or nominal amount not to exceed $2 billion at any time outstanding;

               (e) CP&L is authorized to issue and sell from time to time commercial paper, promissory notes and other forms of unsecured short-term indebtedness having maturities of one year or less in an aggregate principal amount at any time outstanding not to exceed $1 billion;

               (f) NCNG is authorized to issue and sell, and Progress Energy is authorized to acquire, from time to time long-term debt securities and preferred securities of NCNG having maturities of up to 50 years in an aggregate principal amount outstanding which, when added to short-term indebtedness of NCNG at any time outstanding, shall not exceed $750 million;

               (g) Progress Energy is authorized to establish and fund, and the Utility Subsidiaries and certain Nonutility Subsidiaries to participate in, separate system money pool arrangements (hereafter referred to as the "Utility Money Pool" and the "Nonutility Money Pool" and together as the "Money Pools"), subject to limits on borrowings by CP&L and NCNG under the Utility Money Pool of $400 million each;(4)

               (h) Nonutility Subsidiaries that are less than wholly-owned by Progress Energy are authorized to borrow from Progress Energy and from other


-------------------

(4) The issuance of commercial paper and other forms of short-term indebtedness to third-party lenders and intrasystem borrowings by FPC under the Utility Money Pool are exempt under Rule 52(a).

Nonutility Subsidiaries at interest rates designed to provide a return of not less than the lending company's effective cost of capital;

               (i) Florida Progress is authorized to maintain in effect and to extend and renew guarantees of securities and other obligations of Progress Capital and of other nonutility subsidiaries of Progress Capital that were outstanding at the time Florida Progress was acquired by Progress Energy, as well as guarantees and other forms of credit support provided by Progress Capital to its nonutility subsidiaries;(5)

               (j) Nonutility Subsidiaries are authorized to provide guarantees and other forms of credit support on behalf or for the benefit of other Nonutility Subsidiaries in an aggregate principal or nominal amount not to exceed $500 million at any one time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b) and Rule 52;

               (k) Progress Energy and, to the extent not exempt under Rule 52, Subsidiaries are authorized to enter into interest rate hedging transactions with respect to existing indebtedness of such companies ("Interest Rate Hedges") and with respect to anticipatory debt issuances ("Anticipatory Hedges") in order to lock-in current interest rates and/or manage interest rate risk exposure, subject to various restrictions;

               (l) Progress Energy is authorized to invest, directly or indirectly through Nonutility Subsidiaries, up to $1 billion in certain types of non-utility energy-related assets in the United States that are incidental to energy marketing activities of Nonutility Subsidiaries ("Energy-Related Assets") and/or acquire the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of Energy-Related Assets;(6)

               (m) Progress Energy and Subsidiaries are authorized to acquire the equity securities of one or more special-purpose entities ("Financing Subsidiaries") organized exclusively for the purpose of facilitating a financing and to guarantee the securities issued by such Financing Subsidiaries to the extent not exempt pursuant to Rule 45(b) and Rule 52;

               (n) Nonutility Subsidiaries are authorized to pay dividends out of capital and unearned surplus and to acquire, retire or redeem securities of such companies that are held by any associate company or affiliate to the extent permitted under applicable law and the terms of any credit arrangements to which they may be parties;

               (o) Progress Energy and its consolidated subsidiaries are authorized to join in the filing of consolidated income tax returns pursuant to


-------------------

(5) The maximum aggregate exposure of Florida Progress and its nonutility subsidiaries under all such guarantees was approximately $2.4 billion at the time of the acquisition of Florida Progress.

(6) "Energy-Related Assets" are defined under the December 2000 Order to include natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities.

an agreement permitting Progress Energy to retain the benefit (i.e., the tax savings) that is attributable to the interest expense on certain indebtedness incurred by Progress Energy to finance the cash portion of the purchase price paid for Florida Progress; and

               (p) Progress Energy, through one or more Nonutility Subsidiaries (including Intermediate Subsidiaries, as defined below), is authorized to expend up to $250 million on certain preliminary development activities relating to exempt or authorized nonutility business activities.

          In addition to the foregoing financing and investment activities, which are authorized through September 30, 2003, the Applicants are also authorized under the December 2000 Order to engage in certain other transactions for a period that is not limited by the authorization period under the December 2000 Order, as follows:

               (q) Progress Energy is authorized to acquire, directly or indirectly, the securities of one or more intermediate Nonutility Subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of existing or future Nonutility Subsidiaries and to consolidate or otherwise reorganize its Nonutility Subsidiaries under one or more Intermediate Subsidiaries, and Intermediate Subsidiaries are authorized to engage in preliminary development activities ("Development Activities") and administrative activities ("Administrative Activities") relating to exempt or authorized nonutility businesses;(7)

               (r) Wholly-owned Subsidiaries are authorized to change the terms of their authorized stock capitalization by an amount deemed appropriate by Progress Energy, subject to approval by any state commission having jurisdiction over any Utility Subsidiary;

               (s) Nonutility Subsidiaries are authorized to engage in certain energy-related activities permitted by Rule 58 outside the United States, subject to reservation of jurisdiction of certain of the energy-related activities;(8)


-------------------


(7) Development Activities are limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Administrative Activities include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Progress Energy's investments in Nonutility Subsidiaries.

(8) Under the December 2000 Order, Nonutility Subsidiaries are authorized to engage in energy management and consulting activities anywhere outside the United States and energy marketing and brokering activities in Canada. Jurisdiction is reserved under the December 2000 Order over all other energy-related activities outside the United States.

               (t) Nonutility Subsidiaries are authorized to render services to each other at fair market prices in certain specific circumstances; and

               (u) Progress Energy and NCNG are authorized to pay dividends out of capital and unearned surplus, subject to specified limitations.

          The order issued in this proceeding will supersede and replace the current authorization of Progress Energy and the Subsidiaries to engage in the financing activities and related transactions described in paragraphs (a) through (p) above. The authorizations for the transactions that are described in paragraphs (q) through (t) above will remain in effect and unchanged. Progress Energy is requesting a modification of its authorization to pay dividends out of capital and unearned surplus (as described in paragraph (u) above) in order to reflect changes in purchase accounting rules that became effective subsequent to the December 2000 Order.

          By order dated July 17, 2002 in File No. 70-10060, Progress Energy was authorized to increase its "aggregate investment," as defined under Rule 53(a), in EWGs to $4 billion using the proceeds of financings and guarantees as authorized under the Prior Orders or any order or orders subsequently issued that extend or renew Progress Energy's authorization under the Prior Orders. The Commission reserved jurisdiction under the July 17, 2002 order over the use of proceeds of authorized financings to invest in "foreign utility companies" ("FUCOs"), as defined in Section 33 of the Act, pending completion of the record. The July 17, 2002 order is not affected by this proceeding and will remain in effect and unchanged.

          1.3  CAPITAL STRUCTURE OF PROGRESS ENERGY.
               ------------------------------------

          Progress Energy is authorized under its Amended and Restated Articles of Incorporation (Exhibit A-1 hereto) to issue 500,000,000 shares of common stock, without par value and 20,000,000 shares of preferred stock, no par value, which may be designated in one or more series. As of March 31, 2003, Progress Energy had issued and outstanding 239,823,869 shares of common stock. Progress Energy does not have any outstanding preferred stock. In addition, at March 31, 2003, Progress Energy had outstanding $4.8 billion principal amount of senior unsecured notes having maturities from 2004 to 2031, including $3.2 billion principal amount of senior unsecured notes that were issued in February 2001 as part of a refunding of short-term borrowings by Progress Energy to finance the cash portion of the purchase price paid in connection with the acquisition of for Florida Progress (the "Acquisition Debt").(9) Progress Energy also has in place committed bank lines of credit totaling $880.2 million that are used


-------------------

(9) The amount, maturity and interest rate on each series of the Acquisition Debt are as follows:

          Aggregate Amount         Maturity                  Interest Rate
          ----------------         --------                  -------------
            $500,000,000           Feb. 2004                 6.55%
            $800,000,000           Feb. 2006                 6.75%
          $1,250,000,000           Feb. 2011                 7.10%
            $650,000,000           Feb. 2031                 7.75%

primarily to support Progress Energy's commercial paper program. At March 31,2003, Progress Energy had $91.8 million of commercial paper outstanding.

          Progress Energy's consolidated capitalization (including short-term debt) at March 31, 2003 was as follows:

---------------------   --------------------   ------------
Common Stock                $ 6,841,454,000          38.2%
---------------------   --------------------   ------------
Preferred Stock               $  92,831,000           0.5%
---------------------   --------------------   ------------
Long-term Debt              $ 9,597,948,000          53.6%
---------------------   --------------------   ------------
Short-term Debt*             $1,369,839,000           7.7%
---------------------   --------------------   ------------
      Total                 $17,902,072,000           100%
---------------------   --------------------   ------------

          * Including current portion of Long-term Debt.

Progress Energy's senior unsecured debt is currently rated BBB by Standard & Poor's Inc. ("S&P") and Baa2 by Moody's Investor Service ("Moody's"), and its commercial paper is rated A-2 by S&P and P-2 by Moody's.

          For the twelve months ended December 31, 2002, Progress Energy had total operating revenues of $7,945,120,000, of which $6,600,689,000 (83.1%) were derived from electric utility operations and $1,344,431,000 (16.9%) from other, unregulated, businesses, including sales of electricity by Progress Energy's EWG subsidiaries. For the three months ended March 31, 2003, Progress Energy had total operating revenues of $2,016,004,000, of which $1,653,887,000 (82%) were derived from electric utility operations and $362,117,000 (18%) from other, unregulated businesses. At March 31, 2003, Progress Energy had total consolidated assets of $23,172,892,000, including net utility plant of $12,033,791,000. (As of December 31, 2002 and March 31, 2003, NCNG's results of operations and assets and liabilities were reported as "discontinued operations" and, therefore, are not included in Progress Energy's year-end or March 31, 2003 year-to-date consolidated operating revenues and utility plant accounts).

          1.4  SUMMARY OF REQUESTED APPROVALS.
               ------------------------------

          In this Application/Declaration, the Applicants are seeking to renew and extend their current authorization for the financing activities and related transactions under the Prior Orders (other than those authorizations that do not, by the terms of the December 2000 Order, expire on September 30, 2003), subject to certain modifications, for the period through September 30, 2006 ("Authorization Period"). Specifically:

               (a) Progress Energy requests authorization to increase its capitalization by issuing and selling from time to time during the Authorization Period, directly or indirectly through one or more Financing Subsidiaries:
(i) additional shares of its authorized common stock ("Common Stock") or options, warrants, forward equity purchase contracts, or other rights that are exercisable or exchangeable for or convertible into Common Stock, (ii) preferred stock or other types of preferred securities (including specifically trust preferred securities) (together, "Preferred Securities") and equity-linked securities ("Equity-Linked Securities"), and (iii) unsecured notes, debentures and other forms of long-term debt securities having maturities of up to 50 years

("Long-term Debt") in an aggregate amount not to exceed $2.8 billion (excluding securities issued for purposes of refunding or replacing other outstanding long-term securities where Progress Energy's capitalization is not increased as a result thereof).

               (b) Progress Energy requests authorization to issue and sell from time to time commercial paper, unsecured promissory notes and other forms of unsecured indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $1.5 billion.

               (c) In addition to the foregoing request, Progress Energy also requests authorization to purchase or cause to be purchased on the open market for purposes of delivery up to 11 million shares of Common Stock pursuant to its dividend reinvestment plan and other stock-based plans maintained for the benefit of employees, officers and non-employee directors of Progress Energy and its Subsidiaries, as described below ("Stock Plans").

               (d) CP&L requests authorization to issue and sell from time to time Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $1 billion.

               (e) NCNG requests authorization to issue and sell, and Progress Energy requests authorization to acquire, from time to time long-term debt securities of NCNG having maturities of up to 50 years in an aggregate amount which, when added to borrowings by NCNG under the Utility Money Pool, will not exceed $750 million.

               (f) Progress Energy and Nonutility Subsidiaries request authorization to make loans to less than wholly-owned Nonutility Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.

               (g) Progress Energy requests authorization to provide guarantees and other forms of credit support on behalf or for the benefit of its Subsidiaries in an aggregate principal or nominal amount not to exceed $3 billion at any time outstanding.

               (h) Nonutility Subsidiaries request authorization to provide guarantees and other forms of credit support on behalf or for the benefit of other Nonutility Subsidiaries in an aggregate principal or nominal amount not to exceed $500 million at any time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b) and Rule 52.

               (i) Florida Progress and its Nonutility Subsidiaries request authorization to maintain in effect all guarantees and other forms of credit support outstanding on the date that Progress Energy acquired Florida Progress relating to credit facilities and other financing arrangements of Progress Capital and Progress Funding and to other existing obligations of Florida Progress's Nonutility Subsidiaries, and to amend, renew, extend or replace any such guarantees during the Authorization Period.

               (j) Progress Energy and, to the extent not exempt under Rule 52, the Subsidiaries request authorization to enter into Interest Rate Hedges with respect to existing indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into Anticipatory Hedges with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

               (k) Progress Energy proposes to continue the operation and funding of the Utility Money Pool and Nonutility Money Pool, and CP&L and NCNG request authorization to make borrowings under the Utility Money Pool in an aggregate principal amount at any time outstanding not to exceed $400 million in the case of each company.

               (l) Progress Energy and Subsidiaries request authorization to acquire the equity securities of one or more Financing Subsidiaries, to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52, and to issue their subordinated unsecured notes to a Financing Subsidiary to evidence the transfer of financing proceeds by a Financing Subsidiary to its parent company.

               (m) Nonutility Subsidiaries request a continuation of their current authorization to make investments of up to $1 billion at any time in Energy-Related Assets that are incidental to energy marketing activities of such companies, or the capital stock of companies substantially all of whose physical assets consist of such Energy-Related Assets.

               (n) Nonutility Subsidiaries request authorization to pay dividends out of capital and unearned surplus and to acquire, retire or redeem securities of such companies that are held by any associate company or affiliate to the extent permitted under applicable law and the terms of any credit arrangements to which they may be parties.

               (o) Progress Energy, directly or indirectly through Nonutility Subsidiaries (including Intermediate Subsidiaries) requests authorization to expend up to $250 million at any one time on Development Activities.

               (p) The Applicants request authorization to continue to allocate consolidated income tax liabilities among the members of the group in accordance with the terms of the Tax Allocation Agreement previously approved by the Commission for tax years that end during the Authorization Period.

          In addition to the foregoing proposals, Progress Energy and NCNG are requesting a modification to their current authorization to pay dividends out of capital and unearned surplus due to changes in purchase accounting rules since the date of the December 2000 Order.

          1.5  USE OF PROCEEDS.
               ---------------

          The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including (i) financing, in part, of the capital expenditures of Subsidiaries, (ii) financing working capital requirements of Progress Energy and its Subsidiaries, (iii) the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by Progress Energy or its Subsidiaries or as otherwise authorized by Commission, (iv) direct or indirect investments in companies authorized under the Act or by rule, including investments in EWGs(10) and "energy-related companies" under Rule 58, and (v) other lawful purposes. The Applicants represent that no such financing proceeds will be used to acquire the securities of a new subsidiary unless such acquisition is consummated in accordance with an order of the Commission or an available exemption under the Act.

          1.6  FINANCING AUTHORIZATIONS.
               ------------------------

               1.6.1 Parameters of Proposed Financing Activities.

          Authorization is requested herein to engage in financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be exempt under Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the proposed financing activities requested to be authorized hereby:

               a) Effective Cost of Money. The effective cost of capital on Long-term Debt, Preferred Securities, Equity-Linked Securities, and Short-term Debt will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital (i) on any series of Long-term Debt exceed 500 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, (ii) on any series of Preferred Securities or Equity-Linked Securities exceed 600 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, and (iii) on Short-term Debt exceed 500 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of less than one year.

               b) Maturity. The maturity of Long-term Debt will not exceed 50 years after the issuance thereof. Preferred Securities and Equity-linked Securities will be redeemed no later than 50 years after the issuance thereof, unless converted into Common Stock, except that preferred stock issued directly by Progress Energy may be perpetual in duration.

               c) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application/Declaration will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

               d) Common Equity Ratio. At all times during the Authorization Period, Progress Energy and each Utility Subsidiary (other than Eastern NCNG) will maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt); provided


-------------------

(10) As indicated in Item 1.2 above, Progress Energy may not, without further order of the Commission in File No. 70-10060, utilize the proceeds of any authorized financing to invest in FUCOs.

that Progress Energy will in any event be authorized to issue Common Stock (including pursuant to Stock Plans) to the extent authorized herein.

               e) Investment Grade Ratings. Applicants further represent that, except for securities issued for the purpose of funding Money Pool operations, no guarantees or other securities, other than Common Stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of the top level registered holding company that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the 1934 Act. Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

               f) Authorization Period. No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (September 30, 2006).

          1.6.2 Progress Energy External Financing. Progress Energy requests authorization to increase its capitalization by issuing and selling from time to time during the Authorization Period, directly or indirectly through one or more Financing Subsidiaries: (i) additional shares of Common Stock and/or options, warrants, forward equity purchase contracts, or other rights that are exercisable or exchangeable for or convertible into Common Stock, (ii) Preferred Securities and Equity-linked Securities, and (iii) Long-term Debt in an aggregate amount not to exceed $2.8 billion (excluding securities issued for purposes of refunding or replacing other outstanding long-term securities where Progress Energy's capitalization is not increased as a result thereof). In addition, Progress Energy requests authorization to issue and sell from time to time Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $1.5 billion.

          Progress Energy may issue and sell Common Stock (and/or options, warrants, forward equity purchase contracts, or other rights that are exercisable or exchangeable for or convertible into Common Stock), Preferred Securities, Equity-linked Securities and Long-term Debt (i) through underwriters, initial purchasers or dealers, (ii) through agents, (iii) directly to a limited number of purchasers or a single purchaser, or (iv) directly to employees of Progress Energy or its Subsidiaries (or to trusts established for their benefit), shareholders, officers and directors pursuant to Stock Plans, as described in Item 1.6.3 below. If underwriters are used, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Progress Energy) or directly by one or more underwriters acting alone, or may be sold directly by Progress Energy or through agents designated by Progress Energy from time to time. If dealers are utilized, Progress Energy will sell such securities to the dealers, as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Progress Energy may grant the underwriters thereof a "green shoe" option permitting the purchase from Progress Energy at the same price additional shares then being offered solely for the purpose of covering over-allotments.

          Progress Energy has filed a Registration Statement on Form S-3, and an amendment thereto, under the Securities Act of 1933, as amended (the "1933 Act"), utilizing the "shelf" registration process, under which it may offer for sale, in one or more transactions, any combination of Common Stock, Preferred Securities (specifically, preferred stock and trust preferred securities), senior and junior subordinated debt securities, and stock purchase contracts and stock purchase units. See Exhibit C-1. The prospectus contained in the Registration Statement provides a general description of the securities Progress Energy may offer. Information about the terms of any specific securities to be offered under this "shelf" registration process will be as set forth in a prospectus supplement to be filed at the time of the offering.

               a) Common Stock. Progress Energy may issue and sell Common Stock (and/or options, warrants, forward equity purchase contracts, or other rights that are exercisable or exchangeable for or convertible into Common Stock) pursuant to purchase or underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

          Progress Energy also proposes to issue Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding or in a separate proceeding or is exempt under the Act or the rules thereunder (specifically Rule 58).(11) Progress Energy may use original issue shares of Common Stock in such transactions or use Common Stock purchased on the open market pursuant to Rule 42 for such purpose. Original issue stock may be registered under the 1933 Act or may be made subject to restrictions on resale pursuant to Rule 144 under the 1933 Act.

          The ability to offer Common Stock as consideration in connection with an acquisition may make the transaction more economical for Progress Energy as well as for the seller of the business being acquired. If original issue shares of Common Stock are used in such transactions, the value of such shares would be based upon the closing price on the day prior to the date of issuance (or, if appropriate, the date of a binding contract providing for the issuance of the


-------------------

(11) The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction that has been approved in a separate proceeding. See e.g., SCANA Corp., Holding Co. Act Release No. 27137 (Feb. 14, 2000).

Common Stock) or based upon average high and low prices for a period as negotiated by the parties and counted against the proposed $2.8 billion limitation on new long-term financing. From the perspective of the Commission, the use of Common Stock as consideration valued at market value should be no different than a sale of Common Stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized.

               b) Preferred Securities and Equity-linked Securities. As indicated, Progress Energy has not issued any preferred stock or other forms of Preferred Securities. In the future, however, Progress Energy wishes to have the flexibility to issue its authorized preferred stock and/or issue, directly or indirectly through one or more Financing Subsidiaries, other forms of Preferred Securities (including, without limitation, trust preferred securities or monthly income preferred securities). Preferred stock and other forms of Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Progress Energy's board of directors. Dividends or distributions on such securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Progress Energy may also issue and sell Equity-linked Securities, typically in the form of stock purchase units, which combine a security with a fixed obligation (e.g., preferred stock or debt) with a stock purchase contract that is exercisable (either mandatorily or at the option of the holder) within a relatively short period (e.g., three to six years after issuance).(12)

               c) Long-term Debt. Long-term Debt may be issued, directly or indirectly through one or more Financing Subsidiaries, in the form of bonds, notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders. Each series of Long-term Debt would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as Progress Energy may determine at the time of issuance. Any Long-term Debt (a) may be convertible into any other securities of Progress Energy, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from existing investors by a third party and (h) may be entitled to the benefit of affirmative or negative financial or other covenants.

               d) Short-term Debt. Progress Energy proposes to issue and sell from time to time Short-term Debt in the form of commercial paper, promissory


-------------------

(12) The Commission has previously authorized registered holding companies to issue and sell equity-linked securities. See Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001); NiSource Inc., Holding Co. Act Release
No. 27263 (Oct. 30, 2000); and American Electric Power Company, Inc., Holding Co. Act Release No. 27517 (Apr. 11, 2002). All three of these holding companies have completed offerings of equity-linked securities.

notes and/or other forms of indebtedness in an aggregate principal amount at any time outstanding not to exceed $1.5 billion. Specifically, Progress Energy may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Progress Energy will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that Progress Energy's commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

          Progress Energy also proposes to maintain and renew from time to time committed bank lines of credit in an aggregate principal amount not to exceed the proposed Short-term Debt limitation, provided that only the principal amount of any borrowing thereunder will be counted against the proposed limit on Short-term Debt. Progress Energy may also engage in other types of short-term financing, including borrowings under uncommitted lines, generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

               1.6.3 Issuance of Common Stock under Stock Plans. In addition to new issue shares of Common Stock that may be issued pursuant to Stock Plans, the net proceeds of which will be counted against the proposed $2.8 billion limitation on new long-term financing, Progress Energy also requests authorization to purchase or cause to be purchased on the open market up to 11 million shares of Common Stock for purposes of delivery in order to satisfy its obligations under its Direct Stock Purchase and Dividend Reinvestment Plan ("DRP") and other Stock Plans maintained for the benefit of employees, officers and directors of Progress Energy and the Subsidiaries. The current Stock Plans are described as follows:

o The DRP provides current and potential investors with a simple and convenient means to purchase shares of Common Stock. Participants may elect to have cash dividends on their Common Stock automatically invested in additional shares of Common Stock and may also make optional cash investments in Common Stock in a minimum amount of $50 and maximum amount of $25,000 per month, except in instances where Progress Energy permits greater investments pursuant to a request for waiver of the maximum purchase amount. The purchase price of shares purchased under the DRP on the open market is the weighted average price (including brokerage commissions) of all shares acquired by the managing bank during the relevant investment period. The purchase price of original issue shares sold in connection with dividend reinvestments and optional purchases up to the maximum monthly amount is the average of the high and low sale prices for Common Stock (on the New York Stock Exchange Composite Transaction Report) on the day on which such shares are purchased. The purchase price of shares of Common Stock sold by Progress Energy pursuant to a request for waiver is the volume weighted average price of Common Stock over a pricing period set by the company. There are no brokerage fees paid when shares are purchased directly from the company.

o The 1997 Equity Incentive Plan and 2002 Equity Incentive Plan, as amended and restated effective July 10, 2002, authorize grants of Common Stock, stock options and other stock-based awards to eligible executives and other key employees, as well as to directors of the company and its subsidiaries. Generally, options granted to employees vest one-third per year with 100% vesting at the end of year three and options granted to directors vest 100% at the end of one year. The options expire at the end of ten years from the date of grant. All option grants have an exercise price equal to the fair market value of the Common Stock on the date of grant.

o Progress Energy has additional compensation plans for officers and key employees that are stock-based in whole or in part. The two primary plans are the Performance Share Sub-Plan and the Restricted Stock Awards Plan, both of which were established pursuant to the 1997 Equity Incentive Plan and continued under the 2002 Equity Incentive Plan. Under the terms of the Equity Incentive Plans, officers and key employees of Progress Energy and its Subsidiaries may be granted non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance units, performance shares and other stock unit awards or stock-based forms of awards. The 2002 Equity Incentive Plan will expire as of May 8, 2012.

o Progress Energy sponsors the 401(k) Savings and Stock Ownership Plan ("401(k) Plan"), for which substantially all full-time non-bargaining unit employees and certain part-time non-bargaining unit employees of participating Subsidiaries are eligible. The 401(k) Plan, to which the participating Subsidiary makes matching contributions, encourages systematic savings by employees and provides a method of acquiring Common Stock and other diverse investments. The 401(k) Plan is an Employee Stock Ownership Plan (ESOP) that can enter into acquisition loans to acquire Common Stock to satisfy 401(k) Plan common share needs.

o A portion of the annual retainer paid to non-employee directors and any matching contributions under the Incentive Compensation Plan paid to such directors are automatically deferred under the Directors' Deferred Compensation Plan. In addition, outside directors may elect to defer any portion of the remainder of their annual retainer and Board attendance fees until after the termination of their service on the Board. Any deferred fees are deemed to be invested in a number of units of Common Stock, but participating directors receive no equity interest or voting rights in any shares of Common Stock. The number of units credited to the account of a participating director is equal to the dollar amount of the deferred fees divided by the average of the high and low selling prices (i.e., market value) of the Common Stock on the day the deferred fees would otherwise be payable to the participating director. Unless otherwise agreed to by the participating director and the Board, when the participant ceases to be a member of the Board of Directors, he or she will receive cash equal to the market value of a share of Common Stock on the date of payment multiplied by the number of units credited to the participant's account.

o Under the Management Deferred Compensation Plan, Progress Energy may provide eligible employees the opportunity to agree to the deferral of a specified percentage of their cash compensation. Eligible employees who elect to participate in the plan may make compensation deferrals to deferral accounts in the form of deemed investments in certain deemed investment funds individually chosen by each participant from a list of investment media provided pursuant to the plan. Matching allocations by Progress Energy to a participant's account will be deemed initially invested in hypothetical shares of Common Stock (sometimes referred to as "phantom" stock), units of other investment funds, or a combination of hypothetical shares of Common Stock and other investment funds as determined by the administrative committee. Obligations under the plan in the form of hypothetical shares of Common Stock will be indexed to the closing price of a share of Common Stock on the New York Stock Exchange on the relevant date.

o In addition to the foregoing, the Non-Employee Director Stock Unit Plan provides for an annual grant of 350 "stock units" to each non-employee director who has served on the Board for at least one year and for matching grants of up to 350 additional units to be awarded to those directors for each year in which certain incentive goals established by the Board are met. Each unit is equal in economic value to one share of Common Stock, but does not represent an equity interest or entitle its holder to vote. Benefits under the Non-Employee Director Stock Unit Plan vest after a participant has been a member of the Board for five years, and are payable solely in cash.


          Progress Energy requests authorization to issue shares of its Common Stock and/or options, warrants, stock appreciation rights, units, hypothetical shares and similar securities and/or purchase or cause to be purchased on the open market shares of Common Stock for purposes of delivery under these existing Stock Plans, as they may be amended or extended, or similar plans or plan funding arrangements hereafter adopted without any additional prior Commission order. As indicated, the proceeds of original issue shares of Common Stock issued under these Stock Plans will be counted against the proposed overall $2.8 billion limitation on new long-term financing. Progress Energy will make (or cause to be made) any open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the Stock Plans pursuant to Rule 42.

               1.6.4 Financing By Utility Subsidiaries. The issue and sale of most securities by CP&L will be exempt from the requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a), as most securities offerings by CP&L must be approved by the NCUC.(13) However, the NCUC does not have jurisdiction over the issuance of indebtedness having a maturity of two years or less or renewals thereof for a six-year or shorter term. The issuance of all securities by FPC, including short-term debt and borrowings under the Utility Money Pool (see Item 1.9 below), have been approved by the Florida Public Service Commission ("FPSC") and therefore are exempt under Rule 52(a). Rule 52(a) does not provide an exemption for any securities issued by NCNG since NCNG is incorporated under the laws of Delaware. Accordingly, CP&L and NCNG request authorization herein to issue and sell the following securities during the Authorization Period:


-------------------


(13) Most securities offerings by CP&L must also be approved by the South Carolina Public Service Commission ("SCPSC").

               a) Short-term Debt of CP&L. CP&L requests authorization to issue and sell from time to time during the Authorization Period Short-term Debt in an aggregate principal amount outstanding at any one time not to exceed $1 billion, its current borrowing limit under the December 2000 Order. Subject to such limitation, CP&L may engage in short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to Progress Energy, bank lines and debt securities issued under its indentures and note programs.

               b) Long-term Debt of NCNG. NCNG does not have any external long-term debt outstanding at this time. Its only long-term indebtedness consists of a promissory note evidencing direct borrowings from Progress Energy in the amount of $150 million. The note bears interest at 6.425% and matures in December 2003. NCNG requests authorization (for so long as it shall remain a subsidiary of Progress Energy) to make direct borrowings from Progress Energy in an amount which, when added to borrowings by NCNG under the Utility Money Pool (see Item 1.9 below), shall not exceed $750 million, its current borrowing limit under the Prior Orders. The interest rate and maturity on any note evidencing direct borrowings from Progress Energy will be designed to parallel the effective cost of capital of Progress Energy. The maturity on any note issued to Progress Energy will not exceed 50 years from the date of issuance.

          1.6.5 Financing by Nonutility Subsidiaries. Progress Energy, through its Nonutility Subsidiaries, is engaged in and expects to continue to be active in the development and expansion of energy-related, transportation, telecommunications or otherwise functionally-related, non-utility businesses. In order to finance investments in such competitive businesses, it will be necessary for the Nonutility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. It is believed that, in almost all cases, such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).

          In order to be exempt under Rule 52(b), any loans by Progress Energy to a Nonutility Subsidiary or by one Nonutility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Nonutility Subsidiary making the borrowing is not wholly owned by Progress Energy, directly or indirectly, authority is requested under the Act for Progress Energy or a Nonutility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.(14) If such loans are made to a Nonutility Subsidiary, such company will not sell any services to any associate Nonutility Subsidiary unless such company falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost" under the terms of the December 2000 Order. Furthermore, in the event any such loans are made, Progress


-------------------

(14) The Commission has granted similar authority to other registered holding companies. In addition to the December 2000 Order, See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999).

Energy will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to such transaction.

          1.7  GUARANTEES.
               ----------

               1.7.1 Progress Energy Guarantees. Progress Energy requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Progress Guarantees") during the Authorization Period with respect to the obligations of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $3 billion outstanding at any one time, provided however, that the amount of any Progress Guarantees in respect of obligations of any Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable.

          As of June 30. 2003, Progress Energy had outstanding approximately $859 million of performance guarantees issued on behalf of its Subsidiaries. These include a $276 million guarantee provided on behalf of CP&L with respect to CP&L's nuclear power plant decommissioning obligations and $576 million of performance guarantees issued on behalf of Progress Ventures and its subsidiaries, of which $388 million supports obligations under agreements related to Progress Ventures' 3,100 MW of gas- and oil-fired merchant generating plants, and the remaining $188 million supports Progress Ventures' energy marketing and trading functions. Progress Energy believes that its actual exposure under these performance guarantees at any one time represents a small percentage of the face amount thereof. In this regard, since registering as holding company, Progress Energy has not been called upon to fund any performance guarantee issued on behalf of any Subsidiary.

          Progress Energy projects the need to provide an increased level of performance guarantees during the Authorization Period with respect to the obligations of its Subsidiaries in each of the categories described in the previous paragraph, and in particular with respect to contractual obligations relating to Progress Ventures' merchant generation portfolio. As an example of the kinds of credit support Progress Energy may be called on to provide, in May 2003 Progress Energy provided a $285 million performance guarantee in connection with Progress Ventures' acquisition of a 15-year wholesale power supply contract between a unit of The Williams Companies, Inc. (as seller) and a large electric membership cooperative in Georgia. Progress Ventures purchased this contract to increase the amount of contracted wholesale revenues related to its merchant generation plants in the southeastern United States. Progress Ventures' current business plan continues this strategy.

          Progress Energy proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

          The debt of an Financing Subsidiary guaranteed by Progress Energy will comply with the parameters for financing authorization set forth in Item 1.6.1 above. In order to avoid double counting, however, the amount of any Progress

Guarantee issued with respect to securities issued by a Financing Subsidiary will not also be counted against the proposed limit on Progress Guarantees.

          Progress Guarantees may, in some cases, be provided to support obligations of Subsidiaries that are not readily susceptible of exact quantification or that may be subject to varying quantification. In such cases, Progress Energy will determine the exposure under such guarantee for purposes of measuring compliance with the proposed $3 billion limitation by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. Any such estimates will be made in accordance with Generally Accepted Accounting Principles ("GAAP"), and will be reevaluated periodically.

               1.7.2 Nonutility Subsidiary Guarantees. In addition to guarantees that may be provided by Progress Energy, Nonutility Subsidiaries request authority to provide to other Nonutility Subsidiaries guarantees and other forms of credit support ("Nonutility Guarantees") during the Authorization Period in an aggregate principal amount not to exceed $500 million outstanding at any one time, the current limit under the Prior Orders, in addition to any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b),(15) provided however, that the amount of Nonutility Guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1). The Nonutility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

          1.7.3 Guarantees Issued by Florida Progress and Its Nonutility Subsidiaries. As indicated, Florida Progress has in the past provided guarantees with respect to certain long-term and short-term indebtedness of Progress Capital and preferred securities issued by Progress Funding (via a special purpose trust), the proceeds of which are used to provide financing for Florida Progress's other subsidiaries. At December 31, 2002, Progress Capital had $223 million in medium term notes outstanding, maturing 2002 - 2008, and Progress Funding had $300 million of mandatorily redeemable preferred securities outstanding, maturing in 2039.

          In addition to the foregoing, Florida Progress and Progress Capital have provided guarantees and/or other forms of credit support to third parties on behalf of Florida Progress's Nonutility Subsidiaries in the form of standby letters of credit, suety bonds, and guarantees of performance under leases and other agreements. At December 31, 2002, the aggregate amount of these guarantees and other forms of credit support was $86.2 million. In 2002, Florida Progress and its subsidiaries were not called upon to make payments under any of these instruments.

          Florida Progress and its Nonutility Subsidiaries request authorization to maintain in effect all of the outstanding guarantees and other forms of credit support described above, and to amend, renew, extend or replace such guarantees, as necessary.(16) Further, the Applicants request that such


-------------------

(15) Rule 45(b)(7) and Rule 52(b) would, in most cases, exempt the guarantee by a Nonutility Subsidiary of securities issued by any other Nonutility Subsidiary.

(16) In some cases, guarantees described in this section may be exempt under Rule 45(b)(6) or 45(b)(7).

guarantees and other forms of credit support not count against the limit proposed in Item 1.7.2, above, on future Nonutility Subsidiary Guarantees.

          1.8  HEDGING TRANSACTIONS.
               --------------------

               1.8.1 Interest Rate Hedges. Progress Energy, and to the extent not exempt pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by S&P, are equal to or greater than BBB, or an equivalent rating from Moody's, Fitch Investor Service or Duff and Phelps.

          Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

               1.8.2 Anticipatory Hedges. In addition, Progress Energy and the Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

          Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Progress Energy or Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Progress Energy or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases.

          The Applicants will comply with Statement of Financial Accounting Standard ("SFAS") 133 (Accounting for Derivative Instruments and Hedging Activities) and SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities) or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). The Applicants represent that each Interest Rate Hedge and each Anticipatory Hedge will qualify for hedge accounting treatment under the current FASB standards in effect and as determined as of the date such Interest Rate Hedge or Anticipatory Hedge is entered into. The Applicants will also comply with any future FASB financial disclosure requirements associated with hedging transactions.(17)

          1.9  CONTINUATION OF MONEY POOLS.
               ---------------------------

          Progress Energy and the Utility Subsidiaries hereby request authorization to continue the operation and funding of the Utility Money Pool, and CP&L and NCNG request authorization to make unsecured short-term borrowings from the Utility Money Pool. Borrowings by Florida Power will be exempt under Rule 52(a). The Utility Subsidiaries request authorization to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. In addition, Progress Energy and the Nonutility Subsidiaries request authorization to continue the operation and funding of the Nonutility Money Pool. The Nonutility Money Pool activities of all of the Nonutility Subsidiaries are exempt from the prior approval requirements of the Act under Rule 52. To the extent not exempt by Rule 45(b) or Rule 52(d), as applicable, Progress Energy is requesting authorization to contribute surplus funds and/or to lend and extend credit to
(a) the Utility Subsidiaries through the Utility Money Pool and (b) the Nonutility Subsidiaries through the Nonutility Money Pool.(18)

          The Applicants believe that the cost of the proposed borrowings through the two Money Pools will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the two Money Pools will generally be higher than the typical yield on short-term investments.

               1.9.1 Utility Money Pool. Under the Utility Money Pool Agreement (Exhibit B-1 hereto), short-term funds are available from the following sources for short-term loans to the Utility Subsidiaries from time to time: (1) surplus funds in the treasuries of Utility Money Pool participants other than Progress Energy, (2) surplus funds in the treasury of Progress Energy, and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by Progress Energy or the Utility Subsidiaries for loan to the Utility Money Pool ("External Funds"). Funds are made available from such


-------------------

(17) The Commission has previously authorized substantially similar proposals. In addition to the December 2000 Order, see Ameren Corp., et al., Holding Co. Act Release No. 27449 (Oct. 5, 2001).

(18) The Commission has authorized substantially similar dual money pool arrangements by other registered holding companies. In addition to the December 2000 Order, see American Electric Power Company, Inc., et al., Holding Co. Act Release No. 27623 (Dec. 18, 2002).

sources in such order as Progress Service, as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool is made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion.

          Borrowings by Utility Money Pool participants are made pro rata from each participant that lends funds to the Utility Money Pool in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of Progress Energy and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower borrows pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

          Borrowings from the Utility Money Pool require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party is required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, Progress Energy.

          The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool are initially paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool - are retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to each participant's estimated peak short-term borrowing requirement.

          If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by subsidiaries for all loans of such Internal Funds is equal to be the rate for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

          If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds is equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate is a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

          In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all such "blended" loans is a composite rate that is equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

          Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) are ordinarily invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds;
(vi) bank certificates of deposit; (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

          The interest income and investment income earned on loans and investments of surplus funds is allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds contributed to the Utility Money Pool by such participant.

          Each Applicant receiving a loan through the Utility Money Pool is required to repay the principal amount thereof, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty.

          CP&L and NCNG (for so long as it shall remain a subsidiary of Progress Energy) each requests authority to borrow up to $400 million at any time outstanding from the Utility Money Pool. As indicated, borrowings by Florida Power are exempt under Rule 52(a).

               1.9.2 Nonutility Money Pool. The Nonutility Money Pool is operated and funded in substantially the same manner as the Utility Money Pool, except that funds contributed by Progress Energy to the Money Pools are made available to the Utility Money Pool first and thereafter to the Nonutility Money Pool. The manner of calculating interest on funds contributed to and borrowings from the Nonutility Money Pool is as described above in Item 1.9.1. See Exhibit B-2 for a copy of the form of Nonutility Money Pool Agreement. All contributions to, and borrowings from, the Nonutility Money Pool are exempt pursuant to the terms of Rule 52 under the Act. No loans through the Nonutility Money Pool may be made to, and no borrowings through the Nonutility Money Pool may be made by, Progress Energy.

          The current participants in the Nonutility Money Pool are Progress Energy, Progress Service, SRS, PV Holdings (f/k/a Monroe Power Company), Progress Ventures (f/k/a CPL Energy Ventures, Inc.), and Progress Capital. It is proposed that the following additional Nonutility Subsidiaries be permitted to participate in the Nonutility Money Pool: Progress Real Estate, Progress Fuels, Progress Solutions, Progress Telecommunications, and Caronet. The Applicants request that the Commission reserve jurisdiction over the addition of any other existing or future Nonutility Subsidiaries as participants in the Nonutility Money Pool.

               1.9.3 Operation of the Money Pools and Administrative Matters. Operation of the Money Pools, including record keeping and coordination of loans, is handled by Progress Service under the authority of the appropriate officers of the participating companies. Progress Service administers the Money Pools on an "at cost" basis and maintains separate records for each Money Pool. Surplus funds of the Utility Money Pool and the Nonutility Money Pool may be combined in common short-term investments, but separate records of such funds shall be maintained by Progress Service as administrator of the pools, and interest thereon shall be separately allocated, on a daily basis, to each Money Pool in accordance with the proportion that the amount of each Money Pool's surplus funds bears to the total amount of surplus funds available for investment from both Money Pools.

               1.9.4 Use of Proceeds. Proceeds of any short term borrowings by the Applicants may be used by each such Applicant (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes.

          1.10 FINANCING SUBSIDIARIES.
               ----------------------

          The Applicants request authorization to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Progress Energy and Subsidiaries through the issuance of long-term debt or equity securities to third parties. Any Financing Subsidiary organized pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital to the parent company of such Financing Subsidiary.

          Authorization also is requested for any Financing Subsidiaries to dividend, loan or otherwise transfer the proceeds of such financings to or as directed by the Financing Subsidiary's parent company, provided, however, that a Financing Subsidiary of a Utility Subsidiary will dividend, loan or otherwise transfer proceeds of a financing only to such Utility Subsidiary. Further, Progress Energy proposes, if required, to guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary that it organizes. The Subsidiaries also request authorization to provide guarantees and enter into expense agreements, if required, on behalf of any Financing Subsidiaries that they organize, to the extent not otherwise exempt pursuant to Rules 45(b)(7) and 52, as applicable. The amount of any equity or long-term debt securities issued by any Financing Subsidiary shall be counted against any limitation on the amounts of similar types of securities that may be issued directly by the parent company of a Financing Subsidiary, as set forth in this Application/Declaration (see Item 1.6, above) or in any other Application/Declaration that may be filed in the future, to the extent that such securities are guaranteed by such parent company. In such cases, however, the guaranty by the parent company would not also be counted against the limitations on Progress Guarantees or Nonutility Guarantees, as the case may be, set forth in Item 1.7.1 or Item 1.7.2, above.

          Progress Energy and, to the extent not exempt under Rule 52, Subsidiaries also request authorization to issue their subordinated unsecured notes ("Subordinated Notes") to any Financing Subsidiary to evidence the loan of financing proceeds by a Financing Subsidiary to its parent company. The principal amount, maturity and interest rate on any such Subordinated Notes will be designed to parallel the amount, maturity and interest or distribution rate on the securities issued by a Financing Subsidiary in respect of which the Subordinated Note is issued.

          1.11 INVESTMENTS IN ENERGY-RELATED ASSETS.
               ------------------------------------

          Under the Prior Orders, the Commission has authorized Progress Energy to acquire or construct in one or more transactions from time to time through September 30, 2003, non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy-Related Assets"), that are incidental to the energy marketing, brokering and trading operations of Progress Energy's subsidiaries, subject to an investment limitation of $1 billion ("Investment Limitation"). At March 31, 2003, Progress Energy had approximately $350 million of investments in Energy-Related Assets. Progress Ventures is actively considering several other investments in Energy-Related Assets similar to those it now holds. Investments in Energy-Related Assets represent an important component of Progress Ventures' overall strategy to diversify its portfolio of assets and earnings and to provide a physical fuel hedge for Progress Ventures' merchant generation plants. Progress Ventures currently has approximately 3,100 MW of gas- and oil- fired merchant generation in operation or under construction.

          Accordingly, Progress Energy seeks to extend its authorization to invest in Energy-Related Assets (or in the equity securities of companies substantially all of whose assets consist of Energy-Related Assets) through the Authorization Period, subject to the Investment Limitation. Such Energy-Related Assets (or equity securities of companies substantially all of whose assets consist of Energy-Related Assets) may be acquired for cash or in exchange for Common Stock or other securities of Progress Energy or a Nonutility Subsidiary of Progress Energy, or any combination of the foregoing.(19) If Common Stock of Progress Energy is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. The stated amount or principal amount of any other securities issued as consideration in any such transaction


-------------------

(19) In some instances, companies substantially all of whose assets consist of Energy-Related Assets may also be engaged in non-utility activities that would be permitted by Rule 58 (e.g., energy marketing; ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities).

will also be counted against the Investment Limitation. Under no circumstances will any Nonutility Subsidiary acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such company to be considered an "electric utility company" or "gas utility company" as defined under the Act.

          1.12 PAYMENT OF DIVIDENDS OUT OF CAPITAL AND UNEARNED SURPLUS.
               --------------------------------------------------------

               1.12.1 Payment of Dividends by Progress Energy and NCNG. Under the December 2002 Order, Progress Energy is authorized to pay dividends out of capital and unearned surplus in an amount equal to the sum of (i) CP&L's consolidated retained earnings prior to formation of Progress Energy as a holding company over CP&L in 2000, (ii) Florida Progress's retained earnings prior to its acquisition in 2000 by Progress Energy, and (iii) NCNG's retained earnings prior to the acquisition of NCNG by CP&L in 1999. In addition, Progress Energy is authorized to pay dividends out of earnings before the amortization of goodwill created by the acquisition of NCNG and Florida Progress. NCNG is authorized to pay dividends out of capital and unearned surplus in an amount equal to its retained earnings just prior to its acquisition by CP&L in July 1999 and out of earnings before goodwill thereafter. Neither Progress Energy nor NCNG has paid any dividends out of capital and unearned surplus in reliance upon the 2000 Financing Order.

          Since the December 2000 Order was issued, the accounting rules applicable to business combinations were changed, effective January 1, 2002, with the result that the goodwill created in the acquisitions of NCNG and Florida Progress is no longer amortized. Instead, under SFAS No. 142, goodwill created in the 1999 acquisition of NCNG and the Share Exchange will generally remain unchanged, but will be reviewed for potential impairment on a regular basis.

          Accordingly, Progress Energy requests authorization to declare and pay dividends on Common Stock and/or redeem or repurchase outstanding shares of Common Stock from time to time out of capital and unearned surplus, to the extent permitted under applicable corporate law and the terms of any applicable covenants in their respective financing documents, in an amount equal to (A) the sum of (i) CP&L's consolidated retained earnings prior to formation of Progress Energy as a holding company over CP&L in 2000, (ii) Florida Progress's retained earnings prior to its acquisition in 2000 by Progress Energy, and (iii) NCNG's retained earnings prior to the acquisition of NCNG by CP&L in 1999, plus (B) the amount, if any, recorded as an impairment to goodwill in accordance with SFAS No. 142. NCNG requests authorization to pay dividends out of capital and unearned surplus in an amount equal to NCNG's retained earnings prior to the acquisition of NCNG by CP&L in 1999. Progress Energy and NCNG request that the Commission reserve jurisdiction over these proposals pending completion of the record.

               1.12.2 Dividends and other Payments by Nonutility Subsidiaries. Progress Energy also proposes, on behalf of itself and each of its current and future non-exempt Nonutility Subsidiaries that such companies be permitted to pay dividends with respect to the securities of such companies and/or acquire, retire or redeem any securities of such companies that are held by any associate company or affiliate from time to time, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.(20)

          Progress Energy anticipates that there will be situations in which it or one or more Nonutility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an Intermediate Subsidiary of Progress Energy were to purchase all of the stock of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to Progress Energy or its other parent.(21)

          Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

          Further, there may be periods during which unrestricted cash available for distribution by a Nonutility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

          Finally, even under circumstances in which a Nonutility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

          Progress Energy, on behalf of each current and future non-exempt Nonutility Subsidiary represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most State corporation statutes contain either or both an equity insolvency test or some type of balance sheet


-------------------

(20) The Commission has granted similar approvals to other registered holding companies. In addition to the December 2000 Order, see Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999).

(21) The same problem would arise where an Intermediate Subsidiary is over-capitalized in anticipation of a bid which is ultimately unsuccessful. In such a case, Progress Energy would normally desire a return of some or all of the funds invested.

test. Progress Energy also states that its subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

          1.13 EXPENDITURES IN CONNECTION WITH DEVELOPMENT ACTIVITIES.
               ------------------------------------------------------

          As indicated, under the December 2000 Order, Progress Energy, through its Nonutility Subsidiaries (including Intermediate Subsidiaries) to make expenditures in connection with Development Activities in an amount at any time outstanding not to exceed $250 million. Progress Energy requests a continuation of this authority through the Authorization Period. Progress Energy proposes a "revolving fund" concept for permitted expenditures on Development Activities. Thus, to the extent a Nonutility Subsidiary in respect of which expenditures for Development Activities were made subsequently becomes an EWG or FUCO or qualifies as an "energy-related company" under Rule 58, the amount so expended will cease to be considered an expenditure for Development Activities, but will instead be considered as part of the "aggregate investment" in such entity pursuant to Rule 53 or 58, as applicable.(22)

          1.14 TAX ALLOCATION AGREEMENT.
               ------------------------

          Under the Prior Orders, the Commission authorized the Applicants to file consolidated income tax returns and allocate the consolidated income tax liability of the group in accordance with a Tax Allocation Agreement that does not satisfy all of the requirements of Rule 45(c) (Exhibit B-3 hereto). Under the Tax Allocation Agreement, Progress Energy is permitted to retain the benefit (i.e., the tax savings) in consolidated tax liability that is attributable to the interest expense on the Acquisition Debt, subject to certain limitations and restrictions. For the tax year ended December 31, 2001, this tax benefit was approximately $83.7 million. For the tax year ended December 31, 2002, it is estimated that the tax benefit attributable to the interest expense on the Acquisition Debt will be approximately $76.9 million.

          The Applicants request authorization to continue to file consolidated income tax returns for tax years ending during the Authorization Period pursuant to the previously approved Tax Allocation Agreement. The Applicants will supplement the quarterly report under Rule 24 filed in this proceeding for the quarterly period in which they file their consolidated federal income tax return with information showing the calculation of the portion of Progress Energy's loss that is attributable to interest expense on the Acquisition Debt and a spreadsheet showing the actual allocation of income taxes to each of the members of the consolidated group and the allocation of income taxes to each of the members of the consolidated group that would be required by Rule 45(c).

          1.15 CERTIFICATES OF NOTIFICATION.
               ----------------------------

          Progress Energy proposes to file certificates of notification pursuant to Rule 24 within 60 days after the end of each of the first three calendar


-------------------

(22) This type of approval for a revolving fund of permitted expenditures on Development Activities has been approved by the Commission in prior cases. See e.g., Exelon Corporation, Holding Co. Act Release No. 27545 (June 27, 2002).

quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

               a) Any sales of any Common Stock (including original issue shares sold pursuant to a Stock Plan) and the purchase price per share and the market price per share as of the date of sale;

               b) The amount and terms of any Preferred Securities, Equity-linked Securities, Long-term Debt or Short-term Debt issued directly or indirectly by Progress Energy during the quarter;

               c) If Common Stock has been transferred to a seller of assets or securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

               d) The total number of shares of Common Stock purchased or caused to be purchased on the open market for purposes of delivery under any Stock Plan;

               e) The amount and terms of any Short-term Debt issued by CP&L during the quarter;

               f) The amount and terms of any long-term notes issued by NCNG to Progress Energy during the quarter;

               g) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52;

               h) The amount and purpose of any Progress Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of Progress Energy) and the Subsidiary on whose behalf it was issued;

               i) The amount and purpose of any Nonutility Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of the guarantor) and the Nonutility Subsidiary on whose behalf it was issued;

               j) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

               k) With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter and the range of interest rates on Money Pool borrowings and loans;

               l) The market-to-book ratio of Common Stock at the end of such quarterly period;

               m) The name, parent company, and amount invested in any new Intermediate Subsidiary during the quarter;

               n) With respect to each Financing Subsidiary that has been formed, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each such entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in such Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of such Financing Subsidiary; (v) the percentage owned by the parent company; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers;

               o) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing;

               p) The amount of any new investment in Energy-Related Assets (or in the equity securities of any company substantially all of whose assets consist of Energy-Related Assets), and the aggregate outstanding amount of all such investments as of the end of the quarter;

               q) The aggregate outstanding amount of expenditures for Development Activities as of the end of the quarter;

               r) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter;

               s) A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill impairment, if any, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter; and an analysis of the growth in Progress Energy's consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other Progress Energy subsidiaries;

               t) A computation in accordance with Rule 53(a) setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount of investment authority remaining under the July 17, 2002 order;

               u) A statement of Progress Energy's "aggregate investment" in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter;

               v) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and of each Utility Subsidiary;

               w) For the quarterly period in which Progress Energy and its consolidated subsidiaries file their consolidated federal income tax return,
(a) information showing the calculation of Progress Energy's loss that is attributable to interest expense on the Acquisition Debt, and (b) a spreadsheet showing the actual allocation of income taxes to each member of the consolidated group; and

               x) Future registration statements filed under the 1933 Act during the quarter with respect to securities that are issued in accordance with the authorization requested in this Application/Declaration will be filed or incorporated by reference as exhibits.(23)

          In addition, Progress Energy shall file a report with the Commission within two business days after the occurrence of any of the following:

               a) A 10% or greater decline in common stock equity for U.S. GAAP purposes since the end of the last reporting period for Progress Energy or any of the Utility Subsidiaries or common stock equity as a percentage of consolidated capitalization of any of those entities falls below 30%;

               b) Progress Energy or any of the Utility Subsidiaries defaults on any debt obligation in principal amount equal to or exceeding $10 million if the default permits the holder of the debt obligation to demand payment;

               c)  Any event described under Rule 53(b); or

               d) A nationally recognized statistical rating organization has downgraded the senior unsecured debt ratings of Progress Energy or any of the Utility Subsidiaries.

          The report shall describe all material circumstances giving rise to the event.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES
          ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration will not exceed $30,000. Fees, commissions and expenses paid in connection with any specific financing transaction will be within the limit set forth in Item 1.6.1.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1  GENERAL.
               -------

          Sections 6(a) and 7 of the Act are applicable to the issuance and sale of Common Stock, Preferred Securities, Equity-linked Securities, Long-term Debt


-------------------

(23) Any of the information described in items (a) through (x) that is provided under the 1933 Act or 1934 Act may be incorporated into the Rule 24 Certificate by reference.

and Short-term Debt by Progress Energy and to the issuance and sale of securities by the Utility Subsidiaries and Nonutility Subsidiaries that are not exempt under Rule 52. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges.

          Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of Progress Guarantees and to Nonutility Guarantees, to the extent not exempt under Rules 45(b) and 52, and to the continuation, renewal and extension of outstanding guarantees issued by Florida Progress.

          Sections 6(a), 7, 9(a), 10, 12(b) and 12(f) of the Act and Rules 42 and 45(a) thereunder are applicable to (a) the continuation of the Money Pools and to borrowings and extensions of credit thereunder (and to the issuance and acquisition of promissory notes evidencing borrowings), except to the extent such transactions are exempt under Rule 52, (b) the issue and sale of long-term notes by NCNG to Progress Energy and Progress Energy's acquisition thereof, and
(c) the issue and sale of Subordinated Notes by an Applicant to a Financing Subsidiary and the Financing Subsidiary's acquisition thereof, to the extent not exempt under Rule 52 and 45(b).

          Sections 9(a)(1) and 10 of the Act are applicable to Progress Energy's or any Nonutility Subsidiary's acquisition of the equity securities of any Financing Subsidiary and to the acquisition of Energy-Related Assets or the securities of companies substantially all of whose assets consist of Energy-Related Assets.

          Section 12(c) of the Act and Rules 26(c) and 46 are applicable to the payment of dividends from capital and unearned surplus by Progress Energy, NCNG any Nonutility Subsidiary.

          Section 12(b) of the Act and Rule 45(c) are applicable to the allocation of consolidated income taxes pursuant to the previously-authorized Tax Allocation Agreement.

          3.2  COMPLIANCE WITH RULES 53 AND 54.
               -------------------------------

          The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.
Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

          Progress Energy currently does not comply with the "safe harbor" investment limitation in Rule 53(a)(1). Progress Energy's "aggregate investment" in EWGs is $1.283 billion as of March 31, 2003, or about 61.1% of Progress Energy's "consolidated retained earnings" for the four quarters ended March 31, 2003 ($2.102 billion). Progress Energy currently does not hold any interest in a FUCO. However, by order dated July 17, 2002 in File No. 70-10060 (the "July 2002 Order"), the Commission has authorized Progress Energy to increase its

"aggregate investment" in EWGs to $4 billion.(24) Therefore, although Progress Energy's "aggregate investment" in EWGs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the July 2002 Order.

          Even if the Commission takes into account the capitalization of and earnings from EWGs in which Progress Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, Progress Energy's common equity as of March 31, 2003, as a percentage of consolidated capitalization, is higher than at June 30, 2002, the end of the quarter immediately preceding the issuance of the July 2002 Order.(25)

          As to earnings from EWGs, certificates filed pursuant to Rule 24 in File No. 70-10060 show that Progress Energy's EWG investments continue to contribute positively to consolidated earnings.

          Progress Energy is currently in compliance with all other requirements of Rule 53(a):

          Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and Fuso.

          Rule 53(a)(4): Progress Energy will submit copies of the applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

          In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b).


-------------------

(24) Under the July 2002 Order, the Commission reserved jurisdiction over the use of financing proceeds by Progress Energy to acquire any securities of or other interest in any FUCO pending completion of the record.

(25) At March 31, 2003, Progress Energy's consolidated capitalization consisted of 38.2% common equity, .5% preferred stock, 58.5% long-term debt (including current maturities of long-term debt), and 2.8% short-term debt, versus 35.3% common equity, .5% preferred stock, 58.7% long-term debt (including current maturities of long-term debt), and 5.5% short-term debt at June 30, 2002 (the end of the quarter immediately preceding the issuance of the July 2002 Order).

ITEM 4.   REGULATORY APPROVAL.
          -------------------

          The issue and sale of any debt securities by NCNG having a maturity of more than two years requires approval by the NCUC. NCNG will file an application with the NCUC at the appropriate time in connection with any issuance of debt securities having a maturity of more than two years to Progress Energy and will file a copy of the order or orders of such commission by post-effective amendment. No other state commission, and no federal commission, other than this Commission, has jurisdiction over any of the other transactions for which authorization is sought in this Application/Declaration.

ITEM 5.   PROCEDURE
          ---------

          The Applicants request that the Commission issue a notice of the proposed transactions as soon as possible. The Applicants further request that the Commission issue an order approving the proposed transactions prior to September 30, 2003 and that there be no 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
          ---------------------------------

               A.   EXHIBITS.

                    A-1 Amended and Restated Articles of Incorporation of CP&L Energy, Inc., as amended and restated on December 4, 2000 (incorporated by reference to Exhibit 3b(1) to Progress Energy's Annual Report on Form 10-K for the year ended December 31, 2000, in File No. 1-15929).

                    A-2 By-Laws of Progress Energy, as amended and restated on December 12, 2001 (incorporated by reference to Exhibit No. 3 to Progress Energy's Current Report on Form 8-K dated January 17, 2002, in File No. 1-15929).

                    B-1 Utility Subsidiary Money Pool Agreement (incorporated by reference to Exhibit B-1 to the Application/Declaration, as amended, in File No. 70-9659).

                    B-2 Non-Utility Subsidiary Money Pool Agreement (incorporated by reference to Exhibit B-2 to the Application/Declaration, as amended, in File No. 70-9659).

                    B-3 Tax Allocation Agreement (incorporated by reference to Exhibit B-5 to the Application/Declaration, as amended, in File No. 70-9659).

                    C-1 Registration Statement on Form S-3, effective February 7, 2002, ("shelf" registration of senior and junior debt securities, common stock, stock purchase contracts and units, preferred stock and preferred securities) (incorporated by reference to File No. 333-81278, -01, -02, and -03).

                    C-2 Registration Statement on Form S-3, effective December 5, 2000, which includes the Prospectus of Progress Energy for the Direct Stock Purchase and Dividend Reinvestment Plan (incorporated by reference to File No. 333-47910).

                    C-3 Registration Statement on Form S-8, effective December 20, 2000 (registration of Common Stock for Florida Progress Employee Stock Plan) (incorporated by reference to File No. 333-52328).

                    C-4 Registration Statement on Form S-8, effective October 18, 2000 (Progress Energy Stock Purchase Savings Plan) (incorporated by reference to File No. 333-48164).

                    C-5 Registration Statement on Form S-8, effective May 2, 2003 (Progress Energy Management Deferred Compensation
                         Plan) (incorporated by reference to File No.
                         333-104952).

                    C-6 Registration Statement on Form S-8, effective May 2, 2003 (Progress Energy 2002 Equity Incentive Plan) (incorporated by reference to File No. 333-104951).

                    D None at this time. (To be filed by post-effective amendment if applicable)

                    E Progress Energy Organizational Chart. (Form SE - Paper format filing) (Previously filed)

                    F    Opinion of Counsel. (To be filed by amendment)

                    G Proposed Form of Federal Register Notice. (Previously filed)

                    H-1 Pro forma capitalization ratios for Progress Energy consolidated at year end 2003 - 2006. (To be filed by amendment confidentially pursuant to Rule 104)

                    H-2 Progress Energy cash flow forecasts for years 2003 - 2006. (To be filed by amendment confidentially pursuant to Rule 104)

                    I Forecast of Progress Guarantees for years 2003 - 2005. (To be filed by amendment confidentially pursuant to Rule 104)

               B.   FINANCIAL STATEMENTS.

FS-1           Progress Energy Consolidated     Incorporated by reference to
               Balance Sheet and Consolidated   Annual Report of Progress
               Statement of Income as of and    Energy on Form 10-K for the year
               for the year ended December 31,  ended December 31, 2002
               2002                             (File No. 1-15929)


FS-2           Progress Energy Consolidated     Incorporated by reference to
               Balance Sheet and Consolidated   Quarterly Report of Progress
               Statement of Income as of and    Energy on Form 10-Q for the
               for the three months ended       period ended March 31, 2003
               March 31, 2003                   (File No. 1-15929)

FS-3           CP&L Consolidated Balance Sheet  Incorporated by reference to
               and Consolidated Statement of    Annual Report of CP&L on Form
               Income as of and for the year    10-K for the year ended
               ended December 31, 2002          December 31, 2002
                                                (File No. 1-3382)

FS-4           CP&L Consolidated Balance Sheet  Incorporated by reference to
               and Consolidated Statement of    Quarterly Report of CP&L on
               Income as of and for the         Form 10-Q for the period ended
               three months ended March 31,     March 31, 2003 (File No. 1-3382)
               2003

FS-5           Florida Progress Consolidated    Incorporated by reference to
               Balance Sheet and Consolidated   Annual Report of Florida
               Statement of Income as of and    Progress on Form 10-K for the
               for the year ended December 31,  year ended December 31, 2002
               2002                             (File No. 1-8349)

FS-6           Florida Progress Consolidated    Incorporated by reference to
               Balance Sheet and Consolidated   Quarterly Report of Florida
               Statement of Income as of and    Progress on Form 10-Q
               for the three months ended       for the period ended March 31,
               March 31, 2003                   2003 (File No. 1-8349)

FS-7           FPC Consolidated Balance Sheet   Incorporated by reference to
               and Consolidated Statement of    Annual Report of FPC on
               Income as of and for the year    Form 10-K for the year ended
               ended December 31, 2002          December 31, 2002
                                                (File No. 1-3274)

FS-8           FPC Consolidated Balance Sheet   Incorporated by reference to for
               and Consolidated Statement of    Quarterly Report of FPC on
               Income as of and for the three   Form 10-Q for the period ended
               months ended March 31, 2003      March 31, 2003 (File No.1-3274)

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PROGRESS ENERGY, INC.
                                        CAROLINA POWER & LIGHT COMPANY
                                        NORTH CAROLINA NATURAL GAS CORPORATION
                                        PROGRESS ENERGY SERVICE COMPANY, LLC
                                        FLORIDA PROGRESS CORPORATION
                                        FLORIDA POWER CORPORATION


                                        By: /s/  William D. Johnson
                                                 -------------------------------
                                        Name:    William D. Johnson
                                        Title:   Secretary


                                        PV HOLDINGS, INC.
                                        PROGRESS REAL ESTATE HOLDINGS, INC.
                                        PROGRESS CAPITAL HOLDINGS, INC.
                                        PROGRESS ENERGY SOLUTIONS, INC.
                                        FLORIDA PROGRESS FUNDING CORPORATION
                                        FPC DEL, INC.


                                        By: /s/  Frank A. Schiller
                                                 -------------------------------
                                        Name:    Frank A. Schiller
                                        Title:   Secretary


                                        STRATEGIC RESOURCE SOLUTIONS CORP.


                                        By: /s/  Steven Carr
                                                 -------------------------------
                                        Name:    Steven Carr
                                        Title:   Secretary


Date:  August 1, 2003